UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 23, 2023

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 24, 2023, Biophytis S.A. (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) stating they failed to maintain a minimum of $2,500,000 in stockholders’ equity under Listing Rule 5550(b) (the “Rule”) as evidenced in their Form 20-F for the year ended December 31, 2022. On August 1, 2023, Nasdaq granted Biophytis until October 23, 2023 to regain compliance with the Rule.

Since January 1, 2023, the Company has completed a series of transactions including (i) equity financing providing an aggregate net amount of $5.2 million and (ii) conversion of convertible bonds providing an aggregate amount of $7.1 million.

The Company believes that the current capital raise providing a minimum of $1.7 million along with convertible bonds outstanding in the amount of $2.0 million will enable it to meet or exceed the stockholders’ equity requirement according to the Rule. The Company has not demonstrated a prior pattern of non-compliance since its initial listing on Nasdaq in 2021.

If the Staff determines that the Company has not cured the deficiency, Nasdaq will provide notice that the Company’s securities will be subject to delisting. The Company may appeal the Staff’s decision to a Hearing Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the securities would remain listed on Nasdaq until the hearing process is concluded and the Panel issues a written decision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: October 23, 2023	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer